Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was given on June 24, 2008.

London and Sydney 24 June 2008 Steelmaking Materials Briefing

Slide 2
Disclaimer
By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. Information about Rio Tinto plc and Rio Tinto Limited ("Rio Tinto") is based on public information which has not been independently verified.
This presentation is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the
US Securities Act of 1933, as amended, or an exemption therefrom. Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly)
in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or
(iii) are outside the United Kingdom (all such persons being referred to as "relevant persons"). This presentation must not be acted on or relied on by persons who are not relevant persons.
Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends," "expects," "anticipates," "targets," plans," "estimates" and words of similar import.) These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.
Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton's and Rio Tinto’s filings with the U.S. Securities and Exchange Commission ("SEC") (including in Annual
Reports on Form 20-F) which are available at the SEC's website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK
Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.
No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
References in this presentation to “$” are to United States dollars unless otherwise specified.

Slide 3
Disclaimer (continued)
Cautionary Note to US Investors – The SEC generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain terms in this presentation, including “resource”, “mineralisation” and “potential mineralisation”, would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC's Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable Reserves or extract such material economically. BHP Billiton urges investors to refer to its Annual Report on Form 20-F for the fiscal year ended 30 June, 2007 (and, with respect to iron ore Reserves, the BHP Billiton Reserves News Release, dated 24 June 2008 and available at www.bhpbilliton.com and www.sec.gov) for its most recent statements of mineral Reserves calculated in accordance with Industry Guide 7.
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration
Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION
STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL
TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Limited Shares
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto
Limited shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S.
securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Slide 4
Disclaimer (continued)
Competent Persons for Mineral Resources and Ore Reserves are named in the BHP Billiton Limited Group Combined Financial Statements 2007 and BHP Billiton press release of 24
June 2008, which can be viewed at www.bhpbilliton.com. The statement of Mineral Resources and Ore Reserves being presented has been produced in accordance with the
Australasian Code for Reporting of Mineral Resources and Ore Reserves, December 2004 (the JORC Code). This information is based on information prepared by the relevant
Competent Persons and relates to Mineral Resources and Ore Reserves forecast as at 30 June 2008. Competent Persons for Iron Ore are
Heath Arvidson (Resources and Potential
Mineralisation) and Reza Pasyar (Reserves). Competent Persons for Manganese are
E P W Swindell (SACNASP), E P Ferreira (SACNASP) and O van Antwerpen (SACNASP).
Metallurgical Coal Competent Persons for Mineral Resources and Ore Reserves are named in the BHP Billiton Limited Group Combined Financial Statements 2007, which can be viewed at:
http://bhpbilliton.com.
Doug Dunn verifies that this report is based on and fairly reflects the information from the BHP Billiton FY07 Annual Report.
All Competent Persons are full time employees of BHP Billiton (unless otherwise specified) and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined in the JORC Code. All Competent Persons are members of either the
Australian Institute of Mining & Metallurgy (AusIMM) or the Australian Institute of Geoscientists (AIG) or a Recognised Overseas Professional Organisation (ROPO). The Competent
Persons consent to the inclusion in this report of the matters based on their information in the form and context in which it appears.
Doug Dunn, who is a member of the AusIMM, is a full time employee of BMA.

Slide 5
Today’s agenda
Introduction & Markets
Marcus Randolph, Chief Executive Ferrous and Coal
Iron Ore
Ian Ashby, President Iron Ore
Metallurgical Coal
Dave Murray, President Coal
Manganese
Peter Beaven, President Manganese
Concluding Remarks
Marius Kloppers, Chief Executive Officer

Marcus Randolph Chief Executive Ferrous and Coal Introduction and Markets 24 June 2008

Slide 7 Introduction Steelmaking materials demand Market pricing Introduction & Markets

Slide 8
Iron ore, metallurgical coal and manganese are integral
components in blast furnace production
Notes:
a) Iron ore 2008 forecast price calculated based on 65-71% increase above Newman IO fines price in 2007 –per Vale settlement for Itabira fines. Assuming 63.5% iron content and 5% moisture.
b) Metallurgical coal 2008 forecast price calculated based on 206-240% increase above Peak Downs Hay Point price in 2007 – per BHP Billiton announcement 9-Apr-2008.
c) Manganese 2008 forecast price assumes 100% FeMn use and 76% Mn content in HC FeMn. Based on actual USA spot HC FeMn prices for Jan – May 2008 and BHP Billiton forecasts.
Basic Oxygen Furnace
COKE OVEN
COKE OVEN
CONVERTER (BOF)
CONVERTER (BOF)
REFINING STAND
REFINING STAND
CONTINUOUS CASTING
CONTINUOUS CASTING
REHEAT FURNACE
REHEAT FURNACE
SINTERING
SINTERING
Iron ore
Coal
Coke
Slag
Molten pig iron
Sintered ore
“Graded”
Liquid Steel
Slab
Hot
Rolled
Coils
ROLLING MILL
ROLLING MILL
Electrical Arc Furnace
“Graded” Liquid
Steel
Scrap
Raw liquid
steel
Hot Rolled
Coils
ROLLING MILL
ROLLING MILL
TUNNEL FURNACE
TUNNEL FURNACE
THIN SLAB CASTING
THIN SLAB CASTING
REFINING STAND
REFINING STAND
BLAST FURNACE
BLAST FURNACE
ELECTRIC ARC FURNACE
ELECTRIC ARC FURNACE
Input per tonne of
steel (kg)
Cost per tonne HRC
(US$’2008)
Iron Ore
(a) 1,600 133
Metallurgical Coal
(b)
600 180
Manganese
(c)
7 25
Blast Furnace Production Inputs

CY1980
CY1983
CY1986
CY1989
CY1992
CY1995
CY1998
CY2001
CY2004
CY2007

bhpbilliton
resourcing the future

Slide 9
Blast furnace steel production is continuing to increase
• 66% of global crude steel is currently
generated via blast furnaces
• Blast furnace production and share is
continuing to rise
• Trend is to larger, higher productivity
furnaces
• China’s steel policy is supportive of this
move and the shift towards blast furnace
• Shift in size and efficiency demands will
require high-quality raw materials
Global blast furnace/BOF steel production
(a)
50%
55%
60%
65%
70%
0
500
1,000
1,500
World BF/BOF production (RHS)
BOF share of crude steel production (LHS)
Market share
(%)
Steel production
(mt)
Notes:
(a) Source: IISI, CRU (pre-1990).
CAGR: 1.0%
CAGR:
8.4%

Slide 10
BHP Billiton’s businesses are leaders in their own right
• BHP Billiton is the only mining
company with a top three marketing
position in all three steel raw material
groups
• Australian based operations have a
significant location advantage with
close proximity to Asian growth
market
• Expected mineralisation base will
support metallurgical coal and iron
ore production lives of >50 years
• We are aggressively expanding
production capacity
296
103
145
21
111
24
25
14
25
17
5
33
0
50
100
150
200
250
300
350
Vale BHP Billiton Rio Tinto Anglo
American
Xstrata
Manganese
Met Coal
Iron Ore
Source: Annual reports, BHP Billiton analysis.
a) Calculation based on CY2007 equity production and JFY2008 prices. Iron ore JFY2008 price based on a 71% increase above JFY2007 benchmark –
per Vale settlement for Ilabira fines. Metallurgical coal JFY2008 price based on a 206-240% increase above JFY2007 benchmark – per BHP Billiton announcement 9-Apr-2008. Manganese JFY2008 price based on recent manganese spot price settlement reported in the Tex Report on 12-Feb-2008.
Iron ore equivalent production
(a)
(mt, CY2007 based on JFY2008 prices)

Slide 11
Three large, low cost, high quality and expandable businesses
• Production is expected to triple between 2007 and 2015 – benefits of operational scale and simplicity
• High quality resources, and low costs of production
• Large resource base in close proximity to key growth markets
Iron Ore
Metallurgical
Coal
Manganese
• Bowen Basin produces ~64% of the global seaborne metallurgical coal
• Large, low cost operations, supplying extremely high quality products to customers
• Resource base and infrastructure provides growth optionality
• Unique high grade ore position
• High value in use is being reflected in price

Slide 12
One co-ordinated business unit
Marcus Randolph
Chief Executive Ferrous and Coal
• 31 years resources experience
• 9 years at BHP Billiton
• Previously held roles:
– Chief Organisation Development Officer
– President Diamonds & Specialty Products
– Chief Development Officer Minerals
Iron Ore Metallurgical Coal Manganese Marketing
• Previously held roles:
– President and Chief Operating
Officer, WA Iron Ore
– Chief Operating Officer Base
Metals
Ian Ashby
President, Iron Ore
• 28 years resources
experience
• 21 years at BHP Billiton
Dave Murray
President, Coal
• 29 years resources
experience
• 29 years at BHP Billiton
Peter Beaven
President, Manganese
• 8 years resources
experience
• 8 years at BHP Billiton
Nelson Silva
Marketing Director Carbon
Steel Materials
• Previously held roles:
– President, Metallurgical Coal
– Chief Executive Officer, BMA
– Chief Executive Billiton Coal
• Previously held roles:
– Chief Development Officer,
Carbon Steel Materials
– Practice Leader, Corporate
Finance
– Executive Director, UBS Warburg
• Previously held roles:
– President, Aluminium
– Marketing and Sales Director,
CVRD Iron Ore Division
– Commercial Director, Embraer
– Chief Executive Officer, ALL
Logistica
• 19 years resources
experience
• 1 year at BHP Billiton

Slide 13
Marketing reflects customer requirements
• Purpose is to delight our customers and to
receive market prices
• Superior product offerings with full range of steel
making materials
• Security of long term contract volumes, capturing
floating prices
• Freight optimisation – prefer CIF to FOB
• Measure and reward performances against
market prices for product and freight and
customer satisfaction

Slide 14
Safety performance demonstrates operational control
0
5
10
15
20
25
30
35
Jul-04 Dec-04 May-05 Oct-05 Mar-06 Aug-06 Jan-07 Jun-07 Nov-07 Apr-08
Iron ore
Metallurgical coal
Manganese
Total recordable incident frequency rate (TRIFR)
(Per million hours, 12 month rolling average)

Slide 15 Introduction Steelmaking materials demand Market pricing Introduction & Markets

Slide 16
Steel is an essential input as nations industrialise and urbanise
Finished steel consumption
(kg/capita)
Source: World Bank; Government Statistics for Taiwan; IISI
0
250
500
750
1,000
1,250
0 5,000 10,000 15,000 20,000 25,000 30,000
GDP/Capita (Jan-2008 Constant US Dollars)
China
India
Japan
Korea, Rep.
Taiwan
Germany
United States

Slide 17
China’s urban population is on track to reach one billion
China population by city size
(Millions of people)
143
157
149
232
160
315
86
102
34
120
572
926
2005 2025
Big town
(<0.5m)
Small
(0.5m–1.5m)
Midsized
(1.5m–5m)
Big (5m–10m)
Mega (10m+)
Source: McKinsey Global Institute, March 2008, “Preparing for China’s Urban Billion”.
– the number of times which GDP will have
multiplied by 2025
5
of these buildings could be skyscrapers – the
equivalent to constructing up to ten New York
cities
50,000
square metres of floor space will be built – in
five million buildings
40
billion
mass-transit systems could be built
170
square metres of road will be paved
5
billion
Chinese cities will have over one million people
living in them – Europe has 35 today
221
China's expected urbanisation in 2025

Slide 18
China is the world’s largest steel producer
Source:  IISI and BHP Billiton estimates.
Note crude steel production growth calculated based on the change in annual production between years ended 1996 and 2007.
0
250
500
750
1,000
1,250
1,500
1996 2007
Crude steel production
(mt)
China
USA
Japan
Europe
Other
India
66%
20%
5%
4%
5%
0%
Crude steel production growth (1996-2007)
(mt)
China
USA
Japan
Europe
Other
100% = 590
India

CAGR: -6.2%
CY2001
CY2002
CY2003
CY2004
CY2005
CY2006
CY2007
CAGR: 13.5%
CY2001
CY2002
CY2003
CY2004
CY2005
CY2006
CY2007

bhpbilliton
resourcing the future

Slide 19
India metallurgical coal demand – the next wave
9.7
9.3
11.2
9.7
8.8
7.2
6.6
Indian domestic metallurgical coal consumption
(mt)
Data source: CRU “The Annual Outlook for Coking Coal 2007”, BHP Billiton.
10.7
12.9
14.9
15.9
19.6
20.2
22.9
Indian seaborne metallurgical coal consumption
(mt)

Slide 20
Source: GTIS and CRU
Note: Trade flow figures are in million tonnes per year and domestic supply and demand figures are in million tonnes. All data is for the year ended 2006. Location of the arrows are indicative.
South America
Domestic supply / demand
0%
426%
Iron Ore Met Coal
India
Domestic supply / demand
17%
226%
Iron Ore Met Coal
China
Domestic supply / demand
47%
99%
Iron Ore Met Coal
CIS / Other Europe
101% 97%
Iron Ore Met Coal
Domestic supply / demand
Australia is the natural supplier to Asia
75
21
137
62
14
238
84
18
26

Slide 21 Introduction Steelmaking materials demand Market pricing Introduction & Markets

Slide 22
The price received by Australian producers does not reflect
its superior value
0
20
40
60
80
100
120
140
160
180
200
220
Jun-03 Nov-03 May-04 Nov-04 May-05 Oct-05 Apr-06 Oct-06 Apr-07 Sep-07 Mar-08
China Market Price (66% Fe Equiv)
Newman Fines
Carajas Fines
Source: Press releases, TEX report, Baltic Exchange and BHP Billiton estimates.
Newman fines and Carajas fines price are based on the benchmark price multiple by its natural grade from TEX report. The freight rates are based on spot rate for Western Australia to
China and Brazil to China. JFY2008 Newman fines price based on a 71% increase above JFY2007 benchmark – per Vale settlement for Ilabira fines.
a) Source: China market price (66% Fe Equiv) is the average price of 13 China regions in 11 provinces including Anhui Anqing, Fujian Longyan, Guangdong Huaiji, Guangxi Liuzhou,
Hebei Tangshan, Hebei Hanxing, Hubei, Inner Mongolia Wuhai, Liaoning Benxi, Liaoning Chaoyang, Shandong Zibo, Shanxi Daixian and Sichuan Liangshan.
(a)
Iron ore landed prices
(US$/dmt)

Liquidity

DBPM1
200<Go> to view in Launchpad
5:59 **Iron Ore**

P167 n Index **DBPM**
PAGE 1 / 5

Description	Bid	Ask	Time
Q3 08	164.00	179.00	5/22
Q4 08	158.00	173.00	5/22
Q1 09	154.00	169.00	5/22
Q2 09	150.00	165.00	5/22
1 Year			
2 Year			
3 Year			
4 Year			

	Bid	Ask	Time
Jul 08	168.00	183.00	5/23
Aug 08	165.00	180.00	5/22
Sep 08	161.00	176.00	5/22
Oct 08	159.00	174.00	5/22
Nov 08	157.00	172.00	5/22
Dec 08	156.00	171.00	5/22
Jan 09	155.00	170.00	5/22
Feb 09	154.00	169.00	5/22
Mar 09	152.00	167.00	5/22
Apr 09	151.00	166.00	5/22
May 09	150.00	165.00	5/22
Jun 09	149.00	164.00	5/22

Deutsche Bank

bhpbilliton
resourcing the future

Slide 23
Transparent pricing for bulk commodities will maximise
supply from the most efficient producers
Financial swaps
enable ‘price risk’ to
be managed
separately from
‘supply risk’
Counter-parties
trade directly with
each other
Prices set by
negotiation
Time
Source: FSA
OTC Forward
Delivery
Benchmark
pricing
OTC Financial
Swap

Slide 24
382%
599%
486%
Iron ore Metallurgical
coal
Manganese
ore
Raw material prices have risen, but still low as a % of steel price
Commodity price movement
(% change 2001-2008)
Note: Historical nominal prices based on Japanese financial year benchmarks beginning April of relevant year.
a) Iron ore based on benchmark FOB prices. JFY2008 forecast prices calculated based on 65-71% increase above JFY2007 benchmark – per Vale settlement for Itabira fines.
b) Metallurgical coal based on Peak Downs Hay Point FOB. JFY2008 forecast prices calculated based on 206-240% increase above JFY2007 benchmark – per BHP Billiton announcement 9-Apr-2008.
c) Manganese based on GEMCO lump ore contract FOB. JFY2008 prices based on recent manganese spot price settlement reported in the Tex Report on 12-Feb-2008.
d) Based on benchmark contract prices. Iron ore, metallurgical coal and manganese announced 2008 settlements (71% for iron ore and 206% for coking coal) are reflected in Q2 CY2008 costs for 2008 YTD estimate.
e) For US delivery. Source: CRU.
Hot rolled coil price and raw material costs
(US market transactions (US$/mt) and share of raw materials costs (%))
0
100
200
300
400
500
600
700
800
900
1,000
2001 2002 2003 2004 2005 2006 2007 2008
YTD
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Raw materials cost as % of HRC price, % (RHS)
HRC price (LHS) US$/mt
(d)
(e)
(a)
(b)
(c)

Ian Ashby, President 24 June 2008 Iron Ore

Slide 26 Iron Ore A world class iron ore business 2008 – A record year Continued rapid growth Key messages

Slide 27
BHP Billiton Iron Ore – A premier iron ore business
WAIO (85-100%)
Samarco
Operations
Selected Customer Technical
Collaborations
Exploration & Development
CSM Technology Centre
Quadrilatero Ferrifero
Nimba / W Africa
CW Africa
Bluescope
NSC
JFE Steel
Baosteel
CSC
WISCO
Masteel
India
Iron Ore Marketing
Nelson Point
Yandi
Newman JV
Mining Area C
BHP Billiton’s Tenements
Jimblebar
Jinayri
Nimingarra
Yarrie
Finucane Island

Nimigarra
Yarrie
BHPB Yandi
MAC
Jimblebar/OB18
Whaleback

bhpbilliton
resourcing the future

Slide 28
Central Pilbara
12bt of high quality Resource and 21 to 35bt of
mineralisation concentrated in two production regions
Source:  Resource base: BHP Billiton News Release, 24-Jun-2008;
Equity basis: The Mineral Resource of 11.7bt in 100% terms translates to an attributable Mineral Resource of 10.3bt. The Potential Mineralisation range of 21 to 35bt in 100% terms translates to an attributable Potential Mineralisation Range of 19 to 32bt.
The Potential Mineralisation (Exploration Target) is based on probabilistic assessment of are as across the Pilbara using surface mapping, geophysics, known regional geology and some limited drill results acquired over the last 40 years of exploration. The target range is conceptual in nature, there has not been sufficient exploration to define a Mineral
Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource
This BHP Billiton Mineral Resource information should be read together with and subject to the notes set out in the BHP Billiton Resource and Reserve News Release, dated 24 June
2008.
This document can be viewed at: http://bhpbilliton.com.
• 12bt of high quality Mineral Resource
(100% basis)
• Potential Mineralisation range has
increased by 17% (21 – 35bt, 100%
basis)
• Large tonnages of Marra Mamba and
Brockman ores, available for blending, at
both Central and East Pilbara hubs
• Benefits of concentrated resources
- Infrastructure scale efficiencies
- More resource unlocked by local
blending
- Smaller environmental footprint
East Pilbara
<0.5bt
Nelson Point
Finucane
Island
BHP Billiton
Tenements
BHP Billiton Mines
Ore Reserve
Mineral Resource
Potential
Mineralisation
>2bt
1 – 2bt
0.5 – 1bt

Slide 29
Source:  CRU, BHP Billiton analysis
Iron Ore cost delivered to Asia
($/dmt)
Cumulative production (Mt)
WA Iron Ore weighted
average cost delivered to Asia
0
100 200 300 400 500 600 700 800 900 1000 0
140
130
120
110
100
90
80
70
60
50
40
30
20
10
2008  Delivered
2007  Delivered
Low cost supply to customers
• Proximity to market drives  a
delivered cost advantage
• Freight costs have become a
much larger component of
delivered cost
• Supply side pressures has seen
increased supply of low cost
Chinese domestic ore in 2008
• Tier 1 direct ship ore producers
are best placed to deliver
sustainable low cost product in
an environment of rising input
costs

Slide 30 Iron Ore A world class iron ore business 2008 – A record year Continued rapid growth Key messages

Slide 31
2.3
2.4
3.0
7.0
8.0
11.7
FY2006 FY2007 FY2008
+15%
increase
+46%
increase
Pilbara Resources and Reserves
(Bt, 100% basis)
46% increase in the Pilbara Resource base
Ore Reserve
Mineral Resource
• Ore Reserve increased by 0.6 bt to
3 bt total  (23% increase on FY07)
• Mineral Resource increased by 3.7 bt
to 12 bt
• Added 2.3 bt Resource in Central
Pilbara hubs:
- 1.4 bt Resources at Jinayri
- 0.9 bt Resources at Marillana
• Added 1.4 bt Mineral Resource at
existing hubs (Yandi, Area C, Newman)
Source: BHP Billiton News Release, [24-Jun-2008]
Equity basis: The Mineral Resource of 11.7bt and Ore Reserve of 3bt in 100% terms translates to an attributable Mineral Resource and Ore Reserve of 10.3bt and 2.6bt respectively. Additional detail on attributable Reserves and Resources is provided in the BHP Billiton Resource and Reserve News Release, dated 24 June 2008.
This BHP Billiton Mineral Resource information should be read together with and subject to the notes set out in the BHP Billiton Resource and Reserve News Release, dated 24 June 2008. This document can be viewed at:
http://bhpbilliton.com.

Slide 32
• RGP3 completed under budget and on time a
• System Operating at RGP3 design rate of
129 mtpa (100%) b
- New stockyard at Finucane Island
- C Berth and shiploader upgrade
- Area C mine expansion, new processing
plant and stockyard
• Samarco expansion completed
- New concentrator, third pellet plant and
pipeline
- 7.6 mtpa
C
capacity added (+ >50%)
- Reserves increased by 30%
- Resources increased by 11%
2008 – Growth projects delivered
Notes:
a) Budget: Capex forecast to completion tracking under budget in operating currency
b) 110 mtpa in attributable terms
c) 3.8 mtpa in attributable terms
Above: New stacker and reclaimer at Area C operating at design rates
Below: Samarco pellet plant 3

Slide 33
2008 – Continuing excellent operating performance
• Continued rate of safety improvement
• Record production in Q1 CY08
• Strong cost performance
• Outperforming on volumes:
- Record ore mined at Area C and
Yandi
- Railing to port
- High performance from all ship
loaders
• Samarco rapid ramp-up: new pellet plant
already operating at design rates
Above: Stockyard operations at Area C
Below: Loading first ore from shiploader 3 in October 2007

Slide 34
0
10
20
30
FY02 FY08
Volumes growing at an average annual rate of 9%
Quarterly production, BHP Billiton Iron Ore
(mt, WAIO and Samarco equity basis)
• Strong historical growth
• Beating production targets
• Record quarterly production in
Q1 CY08
• Delivering 100% of contracted
tonnes

Slide 35 Iron Ore A world class iron ore business 2008 – A record year Continued rapid growth Key messages

Slide 36
Clear plan for growth to 300 mtpa and beyond
26
112
20
45
40
60
50
Western Australia Iron Ore capacity
(mtpa, 100% basis)
2015
Pre-feasibility
Quantum 1 2007 RGP3* RGP4 RGP5 RGP6 Quantum 2
Status CY07 Actual
Production
Ramping up
to full capacity
Construction Feasibility &
early works
Pre-feasibility Concept
Completion  (CY) 2007 2010 2011 2012
300
capacity
in 2015
Completed
Advanced planning
Construction
Notes:
• 109 mtpa capacity pre RGP3
• Attributable basis: CY2007 = 95 mtpa; 240 mtpa = ~ 204 mtpa; 300 mtpa = ~ 255 mtpa; 350 mtpa = ~ 298 mtpa
> 350
capacity
240
capacity
in 2012

Slide 37
Resource evaluation programme to support growth
• Focus on identifying new resource
to support new mining hubs
• FY08 resource evaluation
programme has delivered a 46%
increase in Mineral Resources
• ~US$500m in expenditure planned
• Resources have significant
geological upside
• The evaluation programme is in
place to continue to deliver results
Drill metres
(‘000s)
Source:  BHP Billiton.
0
50
100
150
200
250
300
350
400
450
500
FY07 Current FY09F FY10F FY11F FY12F FY13F
Resource
drilling
Reserve
drilling

Slide 38
Rapid Growth Project 4 – Capacity 155 mtpa
Notes:
• Budget: Capex forecast to completion tracking on budget in operating currency
• 155 mtpa in 100% terms translates to ~132 mtpa in attributable terms
Above: Construction of Jimblebar, including new rail loadout , May 2008
Below: Construction of the Newman Hub, May 2008
• 155 mtpa capacity by 2010 (100%)
• Project ~40% complete
• Accelerating delivery
• Port works are complete: Car Dumper 2,
Stacker 12, 2nd row East Yard
• Major construction fronts at Newman
and Jimblebar underway including:
- Mine expansion
- Rail shuttle and car dumper
- Crushing and screening plant
- Blending yard
- Train loadout

Slide 39
Rapid Growth Project 5 – Capacity 200+ mtpa
Notes:
• 200+mtpa in 100% terms translates to ~170+ mtpa in attributable terms
• US$1.1B pre-approval funding is 100% terms.
Above: RGP5 Drilling Barge at Port Hedland (Finucane Island in the background)
Below: Yule River bridge, starting dual tracking construction
• 200+ mtpa capacity by 2011 (100%)
• Approval for early works in January
2008 – US$1.1bn
• Ordering long lead equipment
• Critical tenders under evaluation
• Dual tracking of rail at Yule River
Bridge commencing
• Seeking final investment approval in
4th quarter of 2008
• Harriet Point port geotechnical program
80% complete

Slide 40
Above: Nelson Point Port Plans
Below: Port Hedland Inner Harbour
Rapid Growth Project 6 – Capacity 240 mtpa
Nelson Point
• RGP6 targeting 240 mtpa capacity by
2012 (100%)
• Pre-feasibility study on track for
completion in H1 CY09
• Leveraging off RGP5 works for rapid
start:
- Dredging
- Equipment and plant procurement
- Rail corridors
• Nelson Point geotechnical work
complete
• Inner harbour port design well
advanced
Notes:
• 240 mtpa in 100% terms translates to ~204 mtpa in attributable terms

Spoil Ground
Spoil Ground
Spoil Ground
Oyster Inlet
Downes I
Finucane I
TANK
CRUSHER

bhpbilliton
resourcing the future

Slide 41
Quantum Outer Harbour Development – Capacity 300+ mtpa
• Quantum delivers the Outer Harbour
• Pre-feasibility study has identified a simpler
channel solution
• Stage 1: 300 mtpa capacity by 2015 (100%)
• Stage 2: planning to deliver 350 mtpa
capacity is underway (100%)
• Key marine studies underway or complete
• Major landside infrastructure studies
complete
• Preliminary environmental modeling and
surveys complete
• Delivery of environmental approvals on
track
Phase 1
Link into
existing
channel
Phase 2
Dual
Channel
Concept
Study
Channel
Option
Notes:
• 300 mtpa in 100% terms = ~ 255 mtpa in attributable terms; 350 mtpa in 100% terms  = ~ 298 mtpa in attributable terms

Slide 42 Iron Ore A world class iron ore business 2008 – A record year Continued rapid growth Key messages

Slide 43
Key messages
• A clear and deliverable strategy to achieve 300 mtpa of installed capacity by 2015
• Expanding the resource base to support our growth plans and operating strategy of large, long life, low cost hubs
• Delivering our committed volumes
• Growth projects delivered on time and on budget
• An advantaged cost position into the growth markets of Asia

Dave Murray, President Coal 24 June 2008 Metallurgical Coal

Slide 45 The premier metallurgical coal business Global metallurgical coal supply Strong resource position and growth options Key messages Metallurgical coal

BHPB/BMA/BMC
Various USA
Elk Valley
Xstrata
Anglo American
Rio Tinto
Peabody Australia
Wesfarmers
Macarthur Coal
Russia

bhpbilliton
resourcing the future

Slide 46
0
10
20
30
40
50
60
Leading supplier in seaborne metallurgical coal market
Source: McCloskey, country trade statistics, Barlow Jonker, AME and BHP Billiton estimates.
Note: Production figures represent 100% of production regardless of ownership structure. BMA – BHP Billiton Mitsubishi Alliance (50% BHP Billiton), BMC –
BHP Billiton Mitsui (80% BHP Billiton).
BHP Billiton share ~28mt
Estimated seaborne metallurgical coal supply
(CY2006, mt)

Slide 47
BHP Billiton’s world class operations
2.5 0 2.5
.
5
Kilometres
Port Kembla
Coal Terminal
Mining Licences
Illawarra Coal
Appin
West Cliff
Dendrobium
Maruwai Project (100%)
BMA (50%) & BMC (80%)
Illawarra Coal (100%)
S. Banto River
Lahai
Pari
Maruwai
Central Kalimantan
Juloi
Sumber Banto
Ratah
Kalteng
East Kalimantan
Province Boundary
Maruwai Project
Access Road Stage 1
Access Road Stage 2
0km
5km
10km
20km
30km
Abbot Point
DalrympeBay leBay
Gladstone
HayPoint Coal
Goonyella
Riverside
BroadmeadowUG
PeakDowns
Saraji
NorwichPark
GregoryCrinumUG
Blackwater
100km
South
Walker
Creek
Poitrel
BMA (50%)
Exploration Licences (EL)
Mining Licences (ML)
BMC (80%)

Wood Mackenzie

Barlow Jonker
A Wood Mackenzie Company

bhpbilliton
resourcing the future

Slide 48
Low cost coal operations drive competitive advantage
Copyright Barlow Jonker. Not to be used in any third party documentation
Average Canadian
cost position (all suppliers)
BMA/BMC/BHP Billiton operations
World export metallurgical coal FOB cash cost curve
(CY2007, US$/t)
0
10
20
30
40
50
60
70
80
90
0 50 100 150 200 250
Volume (mt)

Slide 49
A broad range of high quality metallurgical coal
Source: BHP Billiton Annual Report 2007. Production rate for FY2007. Bubble size represents approximate resource size on a 100% basis.
Production
Approximate Resource
Size (mt)
Blackwater
Peak Downs /
Peak Downs East
Goonyella /
Broadmeadow /
Red Hill
South Walker
Creek
Norwich
Park
Poitrel
Gregory Crinum
Saraji
Illawarra
500
1,000

Slide 50
BMA/BMC – Large scale, low cost, high quality &
expandable operations
• Large volumes of good quality coals
• Large resource base
• Large pipeline of low cost, brownfield
expansion options
• Hay Point, a wholly dedicated operating coal
port on Australia’s east coast
• Hay Point takes ~70% of BMA / BMC product

Slide 51
BMA/BMC – Recovering well from flooding
• Two extraordinary floods (1 in 100
year events)
• Production loss of 3.7 – 4.6mt (BHP
Billiton share)
• Force Majeure from 24 January 2008,
lifted on 5 June 2008
• Recovery of operations well advanced
operating on average ~90% capacity

Slide 52
Illawarra Coal – Performing strongly
Notes:
a) High ash thermal.
Illawarra Coal sales
(mt, FY2007)
• Strong operational performance
– West Cliff Mine - yearly, monthly production
records
– Dendrobium - yearly, monthly production
records
• Reconfiguration of Appin Mine to be completed in
FY09
• "Creep" potential with some spare port capacity
Domestic
3.6
Export
2.7
Energy Coal
0.9
Metallurgical Coal
(a)

Slide 53 The premier metallurgical coal business Global metallurgical coal supply Strong resource position and growth options Key messages Metallurgical coal

Slide 54
Bowen Basin is the pre-eminent global supply basin
195mt
Seaborne metallurgical
coal trade (2006)
Exports
Imports
S America
16mt
China
(a)
2mt
Australia
125mt
North Asia
96mt
Europe
58mt
India
19mt
Canada
24mt
USA
22mt
South
Africa
2mt
Trade flow
Russia
6mt
Around 64% of the world’s seaborne metallurgical coal is sourced from the Bowen Basin
Source: Barlow Jonker, CRU, BHP Billiton.
a) Note: China is net seaborne figure
Indonesia
4mt

Slide 55 Global supply limited by infrastructure constraints Source: The Australian Photo: The Australian

Slide 56
BMA/BMC has a strong infrastructure position
Our strategy:
• Position in all rail/port corridors
• Expansion of wholly owned
Hay Point terminal
• Hay Point expansion #3
currently in pre-feasibility
• Contracted positions support
growth plans
Source: BHP Billiton
Abbot Point
Hay Point Coal Terminal
Dalrymple Bay
Blackwater
Gregory Crinum UG
Norwich Park
Saraji
Peak Downs
Poitrel
South
Walker
Creek
Goonyella
Riverside
Broadmeadow UG
100km

Slide 57
Chinese structural shortage of supply emerging…
China metallurgical coal net imports
(mt, seaborne and landed)
Source: Barlow Jonker, CRU, Chinese customs data and BHP Billiton
Total China met coal tonnage refers to consumption calculated from pig iron output by applying blast furnace coke rate and coal coke ratio.
Met coal market
Total China = 493mt
Global Seaborne = 195mt
<9 <50 Gas (cubic metres/tonne)
China Bowen Basin
Age of
mining areas
+100 yrs ~40 years
Depth of mining 0-800m 0-350m
Operations
> 95%
underground
~70% open
cut
(14)
(12)
(10)
(8)
(6)
(4)
(2)
0
2
4
6
May-2004:
VAT rebate
removed
Nov-2006:
Export tax
imposed

Slide 58 The premier metallurgical coal business Global metallurgical coal supply Strong resource position and growth options Key messages Metallurgical coal

Slide 59
Our premier resource position facilitates low risk expansion
Source: BHP Billiton 2007 Annual Report. JORC Resource Estimate. Bubble size represents approximate resource size on a 100% basis.
a) 100% basis. On an equity basis, BMA/BMC’s Reserves are 852mt, Mineral Resources are 5,418mt and FY2007 production is 30.6mt.
b) The Elouera Mine was sold in December 2007 and has therefore not been included in the Illawarra Coal Reserve or Mineral Resources total.
c) Reserve and Mineral Resources estimates referenced from BHP Billiton 2007 Annual Report. ‘Resource Life’ is an indicative figure only and is calculated on the basis of [(Total Resource
x Estimated Saleable Conversion Factor) / current mining rate].
6.9 58.2
FY2007
Production
Million
tonnes
(JORC)
(a)
BMA /
BMC
(FY07)
Illawarra
(FY07)
Reserve 1,651 76
(b)
Mineral
Resources
9,758 1,135
(b)
100km
Abbot Point
Dalrymple Bay
Hay Point Coal
Wards
Well
Red Hill
Goonyella
Riverside
Broadmeadow UG
Daunia
Peak Downs
Norwich Park
Gregory Crinum UG
Blackwater
South
Walker
Creek
Poitrel
18
60
103
21
61
Saraji
40
31
32
FY07 Measured, Indicated &
Inferred Resource (mt)
Resource Life
(c)
12
Gladstone

Slide 60
BMA/BMC is accelerating growth to capture demand
• Accelerating growth:
– Speed to market
– Volume growth
• Focus on accelerated development
– Dragline and equipment build slots
secured
– Standardisation of preparation
plant design
• Deep inventory of growth options
– Peak Downs
– Saraji
– Blackwater North and South
– Wards Well
– Red Hill
45
55
65
75
85
FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15
Current operations
Note: BHP Billiton estimates. Forecast production based on 100% basis. Production on an equity basis of 31mt in FY2007, 38mt in FY2012 and 43mt in FY2015.
BMA/BMC ‘creep’
Goonyella
O/C
Goonyella U/G
Caval Ridge
Daunia
BMA/BMC production forecast
(mtpa, 100% basis)

S. Mahakam River

bhpbilliton
resourcing the future

Slide 61
Maruwai an exploration success with construction underway
• A world class coal discovery
• Major metallurgical and thermal coal basin
• 100% BHP Billiton
• Stage 1 development
– ~US$100m development
– 1mtpa
– First coal expected CY2009
• Stage 2 development
– Currently in feasibility
– ~3-5mtpa
S. Banto River
Lahai
Pari
Maruwai
Central Kalimantan
Juloi
Sumber Banto
Ratah
Kalteng
East Kalimantan
Province Boundary
Maruwai Project
Access Road Stage 1
Access Road Stage 2
0km
5km
10km
20km
30km

Slide 62 The premier metallurgical coal business Global metallurgical coal supply Strong resource position and growth options Key messages Metallurgical coal

Slide 63
Key messages
• BHP Billiton is the leading supplier in seaborne
metallurgical coal
– Low cost, high margin operations
– Superior product offerings
– Efficient port facility at Hay Point
– Contracted growth in port and rail
– Freight advantage - close to key growth markets
• Met coal market conditions remain very tight
– Infrastructure constraints
– India and China driving demand
• Premier resource position facilitates low risk brownfield
expansion
– Accelerating growth projects to capture market
demand

Peter Beaven, President 24 June 2008 Manganese

Slide 65 Manganese Manganese industry structure The industry leading Manganese business Significant future growth and resources Key messages

Slide 66
Manganese demand chain is driven by steel production
Source: IMnI, IISI
• ~90% of manganese production is
consumed in steel making
• Removes oxygen and sulphur in the
steel making process
• Hardening alloy for steel
• No practical substitute
1.3bt of crude steel production CY2007
~14mt of Manganese alloy demand
~37mt of Manganese ore demand

Slide 67
Source: IMnI
• Majority of alloy production located close to
major steel producers (eg. China)
• Balance produced in countries with high
grade ore or low cost power (e.g. Australia,
South Africa, Brazil)
• Silico manganese
– 57% of CY2007 production
– Used in construction steels
– Lower grade ores can be used to
produce
• High and medium carbon ferro manganese
– 43% of CY2007 production
– Used in flat products and better quality
steels
– Requires higher grade ore
China is a major producer of manganese alloy…
Manganese alloy production by country/region
(mt, CY2007)
48%
15%
10%
7%
6%
6%
8%
China
CIS
Europe
Africa/
Middle East
India
Americas
Other Asia

Slide 68
13.8
7.4
17.0
0
3
6
9
12
15
18
>43% Mn >30% & <=43% Mn <=30% Mn
China
Ghana
Ukraine
India
Australia
South
Africa
Gabon
Brazil
Other
Source: IMnI
a) Includes Australia, Burma, Indonesia, Phillipines, Taiwan, Vietnam and Korea
• Ore is produced globally
• Individual ores are unique, large
variation in grade and quality
• Low grade ore (less than 30% Mn)
– Cannot carry transport cost thus
used domestically
– Largest producers China, India
and Ukraine
• Medium and high grade ore (between
37-48% Mn)
– Dominates seaborne market
– Largest producers South Africa,
Gabon and Australia
...but based on lower grade ores.  High grade ore is located principally in Australia and South Africa
Manganese ore production by grade and country
(mt, CY2007)

Slide 69
High grade ore has significant value in use benefits
Source: BHP Billiton estimates.
a) Assumed ore inputs for example of 40% domestic ore (25% Mn), 20% imported ore (44% Mn) and 40% rich slag (33% Mn).
• Low grade ore performance in alloy
production is substantially inferior
• Using low grade ores:
– Increases input costs
– Produces a greater amount of
slag output
– Decreases volume of saleable
product
– Decreases quality of final
product
• High grade ore therefore has a
higher value in use
High Grade Ore Low Grade Ore – China
(a)
3.3 MWh 2.2 MWh Electricity (MWh)
0.80mt 0.01mt Flux (mt)
0.48mt 0.41mt Reductant (mt)
32% 48% Ore grade (av. %)
3.4mt 1.8mt Ore (mt)
19% 34% Slag (% MnO)
1.9mt 0.5mt Slag (mt)
70% 75% HCFeMn grade (%)
1mt 1mt HCFeMn (mt)

Slide 70
Adjusting the supply curve for the value in use highlights
the benefits of high grade ore
• Alloyers’ recognise relative ore
value in use
• Will pay for the differentials
• Chinese ore grades are generally
low (typically 22%)
• Cost curve has to take value in use
differentials into account
• Seaborne and domestic cost
curves have integrated
• Samancor Manganese’s (BHP
Billiton 60%) high grade ores are
well-placed on the delivered supply
cost-curve
– Low cost
– High VIU
Manganese ore relative value in use index
(CIF China, 2008)
(a)
Units of Supply
China domestic
Samancor Manganese (BHP Billiton 60%)
Other seaborne suppliers
China domestic VIU adjustment
GEMCO
Wessels
Mamatwan
Source: BHP Billiton estimates.
a) Delivered cost index benchmarked to GEMCO siliceous lump product.
1
0

mmtu
% of seaborne supp

bhpbilliton
resourcing the future

Slide 71
Source: BHP Billiton estimates and IMni.
50
72
88
120
197
193
258
281
246
150
153
171
187
241
275
424
313
287
0
100
200
300
400
500
600
700
CY2000 CY2001 CY2002 CY2003 CY2004 CY2005 CY2006 CY2007 CY2008E
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Domestic supply (LHS)
Seaborne supply (LHS)
% supplied by seaborne (RHS)
China manganese ore demand
(mmtu)
• China is demanding more high grade
manganese ore
• Growth in supply has not kept pace
• High grade ore supply has also reduced
(Ghana and Brazil)
• Chinese alloy producers have to again
increase use of lower grade ores
• Price of high grade ore now fully reflects
relative value in use compared to
marginal tonne
Chinese alloyers refocus on high grade manganese ore
demand has exceeded seaborne supply capacity

Slide 72
Ownership of low cost alloy smelters
Source:  BHP Billiton estimates.
High carbon ferro manganese cost curve
(Index, FOB 2008)
Samancor
Metalloys
TEMCO
Units of Supply
• Alloy is a global commodity with essentially
homogenous products
• Pricing is driven by marginal producer
• Cost curve has steepened in recent years
• Ore and alloy integration adds value:
– Markets can be accessed using an
optimal mix of products
– Deep understanding of ore
performance in smelters adds to ore
market offering
– Ore and alloy output can be optimised
to best suit market conditions
– Alloy plants significant profit
contributors in their own right
1
0

Slide 73 Manganese industry structure The industry leading Manganese business Significant future growth and resources Key messages Manganese

Slide 74
Samancor Manganese business overview
• Largest producer of manganese ore
globally
– 22% global market share
– 35% seaborne market share
• Significant global alloy producer
• High quality ore with a high value in use
• Low cost ore and alloy operations
• Large resource base
• ~80% of ore sold to third parties
• Record ore and alloy production
• Key challenges for the business
– South African power crisis – limited
impact to date
– South African transport bottlenecks
BHP Billiton
(Operator)
Anglo American
Samancor Manganese
60% 40%

Slide 75
Samancor Manganese ore
GEMCO
GEMCO
Wessels
(a)
• 0.9mtpa capacity
• Underground mine
• High in situ ore grades
- 42-49%
Mamatwan
(a)
• 2.8mtpa capacity
• Open-cut low cost mine
• Average grade ~37%
• 0.9mtpa sinter plant
upgrades ore to 46%
Manganese Ore
HOTAZEL
Mamatwan & Wessels
• 3.4mtpa capacity
• Open-cut mine
• High grade product  43-48%
• Lowest cost mine globally
– Situated on coast
– Close to China
Notes:
a) An agreement has been signed between Samancor Manganese and empowerment consortium Ntsimbintle Pty Ltd. Under the transaction Prospecting Rights held by Ntsimbintle are to be vended into a new vehicle in exchange for a 9% equity interest in Hotazel Mines, reducing Samancor Manganese’s equity interest in Mamatwan and Wessels to 91%. The transaction remains subject to Government approval.

Slide 76
HOTAZEL
Mamatwan & Wessels
Samancor Manganese alloy
TEMCO Metalloys & Advalloy
MMC (51%)
Manganese Alloy
Metalloys
Advalloy
MMC (51%)
TEMCO
GEMCO
Manganese Ore
• 370ktpa HCFeMn
capacity
• 82ktpa MCFeMn
capacity
• 120ktpa SiMn capacity
• One of the largest alloy
plants in the world
• HCFeMn 128ktpa
capacity
• SiMn 126ktpa capacity
• 336ktpa sinter per
annum
• Power supplied by
Hydro Tasmania
• Mn Metal producer
27ktpa capacity
• Hydrometallurgical
extraction process

Samancor Manganese
Eramet
Assmang
Privat
Vale

Privat
Samancor Manganese
Eramet
Vale
Assmang

Samancor Manganese
Eramet
Vale
Privat
Assmang

bhpbilliton
resourcing the future

Slide 77
0%
5%
10%
15%
20%
25%
30%
35%
40%
0
200
400
600
800
1,000
1,200
1,400
1,600
0
50
100
150
200
250
300
Samancor Manganese is an industry leader
Manganese ore production
(a)
(mmtu, CY2007)
Notes:
a) Source: CRU, Metal Expert, company reports, BHP estimates.
b) Source: Metal Expert, company reports.
c) Source: Company reports. Samancor Manganese excludes third party trading. Segment EBIT margin not available for Privat and Assmang.
EBIT margin
(c)
(%, CY2007)
Manganese alloy production
(b)
(kt, CY2007)
NA NA

Slide 78
A strong existing market footprint, with excellent exposure
to all major developing markets
22%
16%
17%
89%
32%
11%
49%
74%
29%
9%
52%
Global China India Middle East
Samancor
Manganese
Other
Seaborne
Other
Domestic
Global manganese ore market share
(mmtu, CY2007)
• Leading supplier of seaborne
manganese ore globally
• Balanced global market position
• Position in developing markets is
critical for future growth
• Seaborne market share position in
these markets is stronger than
global position
• Seaborne suppliers are well
positioned to capture future market
share with the increased
recognition of value in use
Source: Global Trade Atlas and BHP Billiton estimates
Note: The figures represent manganese on a contained basis. Samancor Manganese's global market share for CY2007 was 16% when calculated on a tonnage basis.

Slide 79 Manganese industry structure The industry leading Manganese business Significant future growth and resources Key messages Manganese

Slide 80
Samancor Manganese ore production ramp-up
• GEMCO
– Current expansion of 0.7mtpa,
cost of ~US$110m (BHP Billiton
share)
– Future expansion currently in
pre-feasibility
• Wessels
– ~US$37m capex expansion
project (BHP Billiton share)
– Additional 0.7mtpa by FY2012
• Mamatwan
– ~US$19m capex expansion
project (BHP Billiton share)
– Additional 1mtpa by FY2010
Manganese ore production forecast
(mt)
0
2
4
6
8
10
12
FY2007 FY2008 FY2009 FY2010 FY2011 FY2012
Mamatwan
Wessels
GEMCO
Note: Production on a 100% basis. An agreement has been signed between Samancor Manganese and empowerment consortium Ntsimbintle
Mining (Pty) Limited (“Ntsimbintle”). Under the transaction Prospecting Rights held by Ntsimbintle are to be vended into a new vehicle in exchange for a 9% equity interest in Hotazel Mines, reducing Samancor Manganese’s equity interest in Mamatwan and Wessels to 91%.
The transaction remains subject to Government approval. Assuming the transaction had been in effect from 1-Jul-2006, the CAGR between
FY2007 and FY2012 is 10% based on production on an equity basis of 6.0mt in FY2007 and 9.7mt in FY2012.

Slide 81
• Long life mines
• Wessels 137mt uplift as a result of:
– Upper body delineation
– Ntsimbintle BEE transaction
(a)
• Mamatwan 82mt uplift as a result of:
– Enhanced mine planning
– Ntsimbintle BEE transaction
(a)
170
164
68
150
22
159
0
100
200
300
400
500
June 2007 June 2008
+82%
upgrade
Increased resource position to support long term growth
Samancor Manganese Mineral Resources
(a)
(mt, as at June 2008)
260mt
Wessels
GEMCO
Mamatwan
473mt
Note: Mineral Resources as per JORC Code and FY07 and FY08 annual estimates by relevant Competent Persons.
a) Based on 100% basis. An agreement has been signed between Samancor Manganese and empowerment consortium Ntsimbintle Mining (Pty) Limited
(“Ntsimbintle”). Under the transaction Prospecting Rights held by Ntsimbintle are to be vended into a new vehicle in exchange for a 9% equity interest in Hotazel Mines, reducing Samancor Manganese’s equity interest in Mamatwan and Wessels to 91%. The transaction remains subject to Government approval. Minerals Resources on an equity basis as at June 2008 are 446mt, a 72% upgrade over June 2007 Minerals Resources.

Slide 82
A focused exploration plan
• Targeting large, low cost and expandable resource
bases
• Greenfields activities
– Gabon
– Concept study underway
– Focus on expanding the resource base
– Arnhem land (Northern Territory, Australia)
– Good progress in NLC negotiations
• Brownfields activities
– GEMCO
– Hotazel mines
– Middelplaats
– Large underground resource base adjacent to
Mamatwan
• Ntsimbintle extensions

Slide 83 Manganese industry structure The industry leading Manganese business Significant future growth and resources Key messages Manganese

Slide 84
Key messages
• Samancor Manganese
(BHP Billiton 60%) is the largest producer
– Long life assets
– High quality and global product suite
– Strong EBIT margin
– Exposure to all significant developed and
growth markets
• Globalisation of ore industry
– Fundamental shift to value in use pricing
– Very strong growth
• Operating assets performing very well
– Excellent safety performance
– Record production
• Growth projects underway at mines
• EBIT contribution levels material to BHP Billiton

Slide 85 Marius Kloppers, Chief Executive Officer 24 June 2008 Concluding Remarks

Slide 86
BHP Billiton’s businesses are leaders in their own right
• BHP Billiton is the only mining
company with a top three marketing
position in all three steel raw material
groups
• Australian based operations have a
significant location advantage with
close proximity to Asian growth
market
• Expected mineralisation base will
support metallurgical coal and iron
ore production lives of >50 years
• We are aggressively expanding
production capacity
296
103
145
21
111
24
25
14
25
17
33
5
0
50
100
150
200
250
300
350
Vale BHP Billiton Rio Tinto Anglo
American
Xstrata
Manganese
Met Coal
Iron Ore
Source: Annual reports, BHP Billiton analysis.
a) Calculation based on CY2007 equity production and JFY2008 prices. Iron ore JFY2008 price based on a 71% increase above JFY2007 benchmark – per Vale settlement for Ilabira fines. Metallurgical coal JFY2008 price based on a
206-240% increase above JFY2007 benchmark – per BHP Billiton announcement
9-Apr-2008. Manganese JFY2008 price based on recent manganese spot price settlement reported in the Tex Report on 12-Feb-2008.
Iron ore equivalent production
(a)
(mt, CY2007 based on JFY2008 prices)

Slide 87
Industry leading position in Steelmaking materials
• Tier 1 assets in Iron Ore, Metallurgical Coal and Manganese businesses
-
Large, low-cost assets with significant resource bases
-
Access to key infrastructure
-
A deep inventory of growth options consisting primarily of brownfield expansions
• Our Australian-based operations have significant advantages in supplying key growth markets in Asia
• BHP Billiton’s strong technical and human skills underpin our execution capability
• All three businesses continue to deliver operating performance and growth

Slide 88
0
2,000
4,000
6,000
8,000
10,000
12,000
CY07 CY08 CY09 CY10 CY11 CY12
A strong and diversified growth profile
% of growth 2007-2012
(Estimated & unrisked)
Note: Copper equivalent units calculated using BHP Billiton (BHPB) estimates for BHPB production. Production volumes exclude BHPB’s Speciality Products operation and a ll bauxite production. All energy coal
businesses are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHPB assumptions for diamonds, domestic coal and manganese.
Production in copper equivalent tonnes
(Copper equivalent tonnes '000s)
41%
38%
21%
Steelmaking
Materials
Energy
Non-Ferrous

Slide 89
Offer for Rio Tinto – Compelling terms
2.2 for 1
2.4 for 1
2.6 for 1
2.8 for 1
3.0 for 1
3.2 for 1
3.4 for 1
3.6 for 1
3.8 for 1
12-Jul-2007 07-Sep-2007 05-Nov-2007 01-Jan-2008 27-Feb-2008 24-Apr-2008
Pre approach fair value exchange ratio
12-Nov-2007 BHP Billiton Proposal
06-Feb-2008 BHP
Billiton Offer
Source: Datastream
a) Exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Ltd share and BHP Billiton shares for each Rio Tinto plc sh are consisting of 80% BHP Billiton Plc shares and 20% BHP Billiton Ltd shares. 2.4 fair value exchange ratio represents average for period between Rio Tinto offer for Alcan (12-Jul-2007) and BHP Billiton approach to Rio Tinto Board (1-Nov-2007).
19-Jun-2008

Slide 90
Consistent with our core strategy
• Tier 1 assets that are large, low-cost,
expandable and consistently profitable
• Upstream focus and export-oriented
commodities
• A deep inventory of growth options
• Portfolio diversified by commodity,
geography and customer
• Overriding commitment to ethics,
safety, environment and community
engagement
• Employer of choice and a preferred
partner
Underlying EBITDA
(12 months, US$bn)
0
6,000
12,000
18,000
24,000
FY2002 CY2007
4,677
23,623
Iron Ore
Manganese
Met. Coal
Petroleum
Energy Coal
Aluminium
Base Metals
Stainless
Steel
Non
ferrous
(56%)
Energy
(21%)
Steelmaking
Materials
(22%)
Note: Historical financial information has been restated for comparative purposes per note 1 of BHP Billiton’s half-year financial report for the half-year ended 31-Dec-2007. CY2007 represents the 12 months ending
31-Dec-2007. FY2002 EBITDA numbers are presented in accordance with UK GAAP whereas CY2007 is based on IFRS (so underlying EBITDA).
a) EBITDA margin excludes third party sales.